UNITED STATES OF AMERICA
BEFORE THE
SECURITIES AND EXCHANGE COMMISSION

INVESTMENT COMPANY ACT OF 1940
Release No. 35206 / May 28, 2024

_____

In the Matter of   :
                                                                                                          :
Polen Credit Opportunities Fund   :
Polen Capital Credit, LLC   :
Polen Capital Management, LLC   :
Polen Capital Funds, LLC – Polen Capital Floating Rate Loan Fund   :
Polen Capital Funds, LLC – Polen Capital Opportunistic High Yield Fund :
Polen Capital Funds, LLC – Polen Capital U.S. High Yield Fund   :
Polen Capital Funds, LLC – Polen Capital Total Return Credit Fund   :
Polen DDJ/TAF Strategic Income Fund, L.P.   :
                                                                                                          :
1075 Main Street, Suite 320   :
Waltham, Massachusetts 02451   :
                                                                                                          :
(812-15457)   :
_____ :

ORDER UNDER SECTIONS 17(d) AND 57(i) OF THE INVESTMENT COMPANY ACT OF
1940 AND RULE 17d-1 UNDER THE ACT

Polen Credit Opportunities Fund, *et al*. filed an application on April 19, 2023 and amendments to
the application on October 31, 2023 and March 8, 2024, requesting an order under sections 17(d)
and 57(i) of the Investment Company Act of 1940 (the "Act") and rule 17d-1 under the Act that
would permit certain joint transactions otherwise prohibited by sections 17(d) and 57(a)(4) of the
Act and rule 17d-1 under the Act. The order would permit certain business development
companies and closed-end management investment companies (collectively, the "Regulated
Funds") to co-invest in portfolio companies with each other and with certain affiliated
investment entities.

On May 2, 2024, a notice of the filing of the application was issued (Investment Company Act
Release No. 35183). The notice gave interested persons an opportunity to request a hearing and
stated that an order disposing of the application would be issued unless a hearing was ordered.
No request for a hearing has been filed, and the Commission has not ordered a hearing.

The matter has been considered and it is found, on the basis of the information set forth in the
application, as amended, that participation by the Regulated Funds in the proposed transactions
is consistent with the provisions, policies and purposes of the Act and is on a basis no less
advantageous than that of other participants.

Accordingly,

IT IS ORDERED, under sections 17(d) and 57(i) of the Act and rule 17d-1 under the Act, that the relief requested by Polen Credit Opportunities Fund, *et al.* (File No. 812-15457) is granted, effective immediately, subject to the conditions contained in the application, as amended.

For the Commission, by the Division of Investment Management, under delegated authority.

Sherry R. Haywood,

Assistant Secretary.